SONASOFT CORP.
6489 Camden Avenue, Suite 105
San Jose, CA 95120

October 7, 2008

Via U.S. mail and facsimile
Barbara C. Jacobs
Division of Corporation Finance
Securities and Exchange Commission
100 F Streat, N.E.
Mail Stop 4561
Washington, D.C. 20649

Re:           Sonasoft Corp.
Amd. 3 to Registration Statement on Form S-1
Filed September 25, 2008
File No. 333-150750

Dear Ms. Jacobs:

We are in receipt of your comment letter dated October 3, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

Certain Relationships and Related Transactions, page 26

1.
We note your new disclosure that the loans made to your executive officers have been offset against amounts owed to those individuals as compensation for services rendered to the company.  Please describe the process by which the company carried out the offset of the loan amounts.  If it was done by board resolution, please file such resolution as an exhibit to your registration statement.  Also, please disclose in this section and in the risk factor section that the loans made to your executive officers may be inconsistent with Section 13(k) of the Exchange Act.

Answer:                           Please note that the board of directors approved the offset of the loans, as described in this section and as included as exhibit 99.1.  The S-1 has been further revised to disclose in this section and in the risk factor section that the loans made to the executive officers may have been inconsistent with Section 13(k) of the Exchange Act.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2

2.
Please revise your disclosure in this section to identify the sales made to the foreign investors and state briefly the facts relied upon to support the claim of an exemption from registration for these sales under Regulation S.  See Item 7.01(d) of Regulation S-K.

Answer:                           Please note that the two foreign investors have been identified in the S-1 and the section has been revised to state the facts relied upon to support the claim of an exemption from registration for these sales under Regulation S.

Very truly yours,

Sonasoft Corp.

By:	/s/ Nand (Andy) Khanna
Nand (Andy) Khanna President and Chief Executive Officer